Exhibit 99.1

1 Avexa and Progen Merger Investor Forum Presentation January 2009

2 No representation, express or implied, is made as to the fairness, accuracy, completeness or correctness of information contained in this presentation, including the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in the presentation (“forward-looking statements”). Such forward-looking statements are by their nature subject to significant uncertainties and contingencies and are based on a number of estimates and assumptions that are subject to change (and in many cases are outside the control of Avexa, Progen and its Directors) which may cause the actual results or performance of Avexa and Progen to be materially different from any future results or performance expressed or implied by such forward looking statements. Such statements involve known and unknown risks and important factors that may cause the actual results, performance or achievements of Avexa to be materially different from the statements in this presentation. Actual results could differ materially depending on factors such as the availability of resources, the results of pre-clinical proof-of-concept studies, the timing and effects of regulatory actions, the strength of competition and the effectiveness of patent protection. To the maximum extent permitted by law, Avexa and Progen disclaims any responsibility for the accuracy or completeness of any forward-looking statements and disclaims any responsibility to update or revise any forward-looking statement to reflect any change in Avexa’s and Progen’s financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based. This presentation provides information in summary form only and is not intended to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. To the maximum extent permitted by law, neither Avexa nor Progen nor any of their its related bodies corporate, Directors, employees or agents, nor any other person, accepts any liability, including, without limitation, any liability arising from fault or negligence, for any direct, indirect or consequential loss arising from the use of this presentation or its contents or otherwise arising in connection with it. This presentation should be read in conjunction with other publicly available material. Further information including historical results and a description of the activities of Avexa and Progen is available on www.avexa.com.au and www.progen-pharma.com Forward Looking Statement

3 Next Generation Australian Life Science Company

4 Structured to Create Shareholder Value Streamlined clinical and corporate structure with a robust, balanced pipeline Asset portfolio covering large market indications (infectious disease and oncology) Products at various stages of clinical development Near-term value driver is ATC’s Phase III program (anti-HIV drug candidate) One of only two new HIV therapies in phase III Sufficient cash to bring program to key value generating milestones (24 week data) Exciting oncology programs Clinical development leadership and managerial expertise Leverage experienced R&D team to advance oncology and anti-viral programs Executive team and Board of Directors focused on generating shareholder value Healthy balance sheet enables the execution of strategy and opportunity Multiple licensing/partnerships opportunities

5 Superior Outcomes for both Shareholder Bases Progen’s rationale: Access to an advanced Phase III program with a strong probability of success, on very attractive terms Diverse portfolio with infectious disease assets Additional leverage to seek partnerships/out-licensing for all product candidates The option of a significant cash return to shareholders while the merged entity’s balance sheet remains strong Potential for greater liquidity Avexa’s rationale: ATC’s Phase III funded through to major value inflection point (24 week data) Broadens portfolio with oncology assets backed by strong science Additional leverage to seek partnerships/out-licensing for all product candidates Strong balance sheet with projected cash of AUD $60 Million

6 Transaction Overview Summary All scrip offer by Progen, implemented by Scheme of Arrangement between Avexa and its shareholders Prior to merger, Progen to propose to shareholders and conduct, if approved, a voluntary share buyback at AUD$1.10 per share for up to AUD$20 million Merged entity to be named Avexa Pharmaceuticals Limited Terms 1 Progen share for every 12.857 Avexa shares1 Exchange Ratio is based on Avexa’s share price of AUD$0.105 per share (prior to transaction announcement) and an implied value of AUD$1.35 per Progen share Merged group to be owned approximately 56% by Progen shareholders and 44% by Avexa shareholders (assuming share buyback of AUD$20 million by Progen) Key Conditions Avexa and Progen shareholder approval Regulatory approvals Other conditions as set out in the MIA 1 This ratio may be adjusted under the terms of the Merger Implementation Agreement depending upon the level of liquid assets of Progen.

7 Anticipated Timetable to Complete Merger Explanatory notice of merger and share buyback to be sent to Progen shareholders Late January 2009 Scheme Booklet to be sent to Avexa shareholders February 2009 Progen shareholder meeting to approve the merger and share buyback Late February 2009 Avexa scheme meeting to approve the merger March 2009 Progen share buyback conducted Late March 2009 Merger implementation date Early April 2009

8 Post Merger Platform for Near-term Value Creation and Long-Term Growth

9 Initial Key Activities Execute ATC’s development timeline Maintain pace to achieve 16 week data (Q2-09) Continue regulatory guidelines and recruit patients to 24 week data (Q4 2010) Potential NDA filing from 24 wk data (2011) Continue partnering discussions Assessing & execute partnering options around PI-88 Evaluate combined portfolio Develop assets with nearest term shareholder value Look to monetize or partner all assets where appropriate Leverage extraordinary R&D expertise Ensure efficient cost-effective clinical development Explore ways to generate revenue via creative partnerships

10 ATC is an Ideal Cornerstone Asset

11 33M people are infected with HIV worldwide International AIDS conference 2008 states 2.7M new infections annually 2M deaths each year 2M people in North America (1.2M) and Western Europe (1M) are living with HIV (2008) 500K patients or ~ 45% of U.S. HIV population receive treatment 25-33% of patients infected in the U.S. are undiagnosed 3M people on antiretroviral therapy globally in 2007 vs 300K in 2003 10% of patients fail from frontline therapy Treatment resistant HIV: a consistent problem Estimated 60% (or 320,000) of patients treated show signs of resistance 2nd line or beyond ~ 50% of 2nd line and beyond have M184V mutations Addressing Massive HIV Market

12 ATC’s Value Snapshot Safe Effective Clear antiviral effect Clear positive effect on immune system High barrier to resistance Defined market to treat M184V and TAM resistance No interaction with other anti-HIV drugs (other than 3TC/FTC) Therefore easily made into a fixed dose combination High probability of Phase III and “to market” success Clear unmet medical need Potential for licensing deals, including developing combination therapies

13 Discovered by Dr. Jonathan Coates, Avexa’s co- founder and CSO An inventor of anti-viral drug 3TC (Epivir for HIV and Zeffix for HBV) Former Project Leader for multiple anti-viral programs at GSK IND granted with Fast-Track approval Six Phase I trials completed including: Single dose, Repeat dose Tipranavir interaction study Phase IIa completed: 10 day monotherapy in drug inexperienced HIV+ pts Drop in viral load ranged -1.2 to -1.65 log10 Phase IIb study completed: 21 days data (blinded functional monotherapy) 24 weeks data (ATC vs 3TC in optimized backgrounds) 48 weeks data (ATC vs 3TC in optimized backgrounds) Pedigreed Origin and Thorough Clinical Experience

Current HIV Patient Treatment Cascade

- **2 NRTIs remain constant as a resistance barrier**
- **All HIV therapy is a 'cocktail' of 2 or more drugs daily**



1st line therapy
2nd line therapy
3rd line therapy
4th line/salvage
2 NRTIs + 1 NNRTI Or 1 PI
Change drugs when viral load rises
2NRTIs + Switch 1 NNRTI to 1 PI
Change drugs when viral load rises
2NRTIs + Switch 1 NNRTI to 1 PI or vice versa also introduce another drug
Change drugs when viral load rises
2NRTIs + Whatever works to decrease viral load

14

15 Fuzeon 4th line/salvage 2nd line therapy 3rd line therapy 1st line therapy apricitabine Non-nucleoside RT inhibitor Protease Inhibitor Protease Inhibitor + + + AZT 3TC TDF FTC Didanosine Stavudine OR OR - Combivir® - Truvada® Protease Inhibitor OR OR OR Non-nucleoside RT inhibitor Non-nucleoside RT inhibitor Merck’s Isentress® Pfizer’s maraviroc AZT ATC TDF ATC ATC’s Prolific Role in Treatment Regime

16 Targeting 2nd line Estimates show 60% of patients (320,000) show signs of resistance About 50% of patients on 2nd line treatment and beyond have the M184V mutation The M184V mutation in HIV-1 RT is associated with high-level resistance to 3TC and low-level resistance to almost all the molecules that act as NRTIs ATC has proven efficacy in M184V (NRTI mutation) & patients failing 3TC Also in TAMS (NRTI mutation) & NNRTI mutations Potential in combination or as standalone Combined with generics Combivir replacement Combined with New Chemical Entities (NCE) Merck’s integrase inhibitor Near-term Commercial Positioning of ATC

17 Value Time Phase II (Shire) Phase IIb Results Restructuring Shire Deal NOW 16 Week Data 24 Week Data ATC = High Value Asset The ‘Right Deal’ is better than any or first deal Partnership goal is to balance specific deal parameters (maximize value to Avexa) at any specific point in time Significant value creating milestones ahead Avexa – ATC Valuation/Partnering Concepts 2Q, 2009 2H, 2010

18 Current Status and Near-Term Value Drivers Initiated Phase III Trials 1H 2008 Recruiting 3TC & FTC resistant patients Same patient population as Phase IIb trial i.e. patients failing 2nd line and beyond First study has two doses of ATC plus control Initiated 1st study with 1200mg & 800mg vs 3TC in Dec ’07 probing ATC safety profile at 1200mg for 1st 16 weeks 130 sites initiated to date: 15 countries & 38 U.S. sites currently 2nd study single dose of ATC vs FTC Upcoming Milestones 1Q2009: Phase IIb extension study – 96 week interim analysis 2Q2009: Phase III – Week 16 Data point 4Q2009: Phase IIb extension study – Week 144 Final analysis 2Q2010: Complete enrollment of Phase III Study 4Q2010: Phase III – Week 24 data available

19 Beyond ATC Advancing an oncology and infectious disease pipeline

20 Combined Asset Portfolio PG11000 Series Heparanase Discovery HCV Program Systemic Antibiotic LSD1 Discovery HIV Integrase Program Topical Antibiotic PG500 Series PG11047 ATC Phase 1 Phase 2 Phase 3 Late Preclinical Early Preclinical Discovery Technology Label Angiogenesis Cell Proliferation Epigenetics HIV Angiogenesis Epigenetics MRSA MRSA PI-88 Assessing out-licensing opportunities Earlier stage portfolio across anti-infectives and oncology will be assessed and prioritized going forward

21 A Balanced Portfolio Platform of technology to develop more clinical programs With commercialization opportunities Three Oncology Technology platforms Angiogenesis PG500 Series – PG545 identified as lead candidate Heparanase Discovery Program – hit confirmation studies Cell proliferation PG11047 – phase I in solid tumours Epigenetics PG1100 Series – identified several compounds LSD1 Discovery Program – screening to identify series Infectious Disease Programs HIV Integrase Program – lead series selected Antimicrobial Program – clinical candidate nominated HCV Project – two hit series identified

22 The Roadmap Forward

23 Approved Merger Unlocks Full Potential Creates one of Australia’s leading biotechnology companies focused on small molecule drug development Unique opportunity to generate near-term shareholder value and corporate growth Well positioned to leverage ATC’s progress while exploring options for balance of portfolio Phase III and Phase I programs Platform of earlier programs Multiple partnering/licensing opportunities Respective Boards recognized the need for Australian companies to pool resources Challenging economic climate Superior scenario than remaining independent Merged entity enables assets to realize potential Merger offers Progen shareholders a partial cash return via a share buyback

24 Leverage ATC to Generate Value for Shareholders Today and Beyond ATC One of only two new HIV therapies in Phase III trials anywhere in the world To date, every HIV therapy that has commenced Phase III testing has been approved in major markets HIV market in excess of $8 billion ATC will play a major role as potent agent in reconstituting the immune system Major value driving milestones over the next 12-18 months Diversified Pipeline Late pre-clinical and early clinical development projects backed by strong science in both oncology and anti-infectives Small molecule drug discovery capabilities with application to epigenetics, angiogenesis, cell proliferation and viral replication Synergies to progress faster through pre-clinical and clinical development at a lower cost

25 Contact details Julian Chick – + 61 (0)3 9208 4300 Justus Homburg – + 61 (0)7 3842 3333 AU: Investor Relations US: Investor Relations Sabrina Antoniou Remy Bernarda Blueprint Life Science Group Blueprint Life Science Group + 61 2 9519 5537 + 1 415 375 3340 x2022 Avexa and Progen Merger Investor Forum Presentation